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SEC FILE NUMBER
000-26020

CUSIP NUMBER
923449102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VeriTeQ Corporation

Full Name of Registrant

Former Name if Applicable

220 Congress Park Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Delray Beach, FL 33445

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-

25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VeriTeQ Corporation is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 within the prescribed time because of the additional time required to determine the proper accounting for numerous financing related transactions that have occurred during the period. These transactions are complex and require significant review and valuation. As soon as the proper accounting is completed, the Company intends to file its Form 10-Q. The Company expects that to be on or about August 19, 2014.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael E. Krawitz	561	846-7004
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a de minimus amount of revenue for the quarter ended June 30, 2014. Its net loss, excluding the effect of the adjustments noted in Part III above, is expected to be approximately $7.3 million and $3.7 million for the quarter and six-months ended June 30, 2014, respectively, compared to $1.5 million and $2.9 million for the quarter and six-months ended June 30, 2013, respectively. The increase in the net loss in the 2014 periods is primarily due to an increase in non-cash interest expense and other income/expense related to convertible debt and warrants, which are being revalued at each reporting period. The Company’s estimated net loss as presented herein is preliminary and subject to change and should not be relied on.

VeriTeQ Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2014	By	/s/ Michael Krawitz
Michael Krawitz
Chief Legal and Financial Officer